UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2021
Commission File Number: 001-40530

GH RESEARCH PLC
(Exact name of registrant as specified in its charter)

28 Baggot Street Lower
Dublin 2
D02 NX43
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Changes in Company’s Certifying Accountant.

Following GH Research PLC’s initial public offering and related corporate reorganization as an Irish PLC, on August 24, 2021, we agreed that PricewaterhouseCoopers (“PwC Ireland”), the Irish member firm of PricewaterhouseCoopers International Limited, would succeed PricewaterhouseCoopers SA as our independent registered public accounting firm and, accordingly, we dismissed PricewaterhouseCoopers SA. The decision to change our independent registered public accounting firm was approved by our Audit Committee.

The report of PricewaterhouseCoopers SA on the financial statements of GH Research Ireland Limited for the fiscal years ended December 31, 2020 and 2019 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

 During the fiscal years ended December 31, 2020 and 2019 and the subsequent interim period through August 24, 2021, there have been no disagreements with PricewaterhouseCoopers SA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers SA, would have caused it to make reference thereto in their report on the financial statements for such years.

During the fiscal years ended December 31, 2020 and 2019 and the subsequent interim period through August 24, 2021 , there were “reportable events” as that term is defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F, as follows: material weaknesses were identified that related to the lack of a sufficient number of trained professionals with an appropriate level of accounting knowledge training and experience to: (a) design and maintain formal accounting policies, procedures and controls over the fair presentation of our financial statements; and (b) design and maintain controls over the preparation and review of account reconciliations, journal entries and financial statements, including maintaining appropriate segregation of duties.

We have requested that PricewaterhouseCoopers SA furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated November 22, 2021, is attached as Exhibit 16.1 to this Form 6-K.

We did not consult PwC Ireland during our two most recent fiscal years ended December 31, 2020 and 2019 and the subsequent interim period through August 24, 2021, regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC

Date: November 22, 2021

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Group Finance Director

EXHIBIT INDEX

Exhibit No.	Description

16.1	PricewaterhouseCoopers SA letter to the SEC dated November 22, 2021